Securities and Exchange Commission,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Boston Financial Qualified Housing Tax Credits L. P. II
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Scott M. Herpich
LATHROP & GAGE L.C.
2345 Grand Avenue, Suite 2800
Kansas City, Missouri 64108-2684
(816) 292-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

4/1/05
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            Park G.P., Inc.
            43-1838322

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a)	[ ]
(b)	[ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)

             WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  

(6) Citizenship or Place of Organization

                    United States

Number of Shares	(7) Sole Voting Power	20 Units
Beneficially Owned by Each	(8) Shared Voting Power
Reporting Person	(9) Sole Dispositive Power	20 Units
With	(10) Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    20 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

(13) Percent of Class Represented by Amount in Row (11)                     0.03%

(14) Type of Reporting Person (See Instructions)                     CO

(1)  Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            Paco Development, L.L.C.
            05-0578540

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a)	[ ]
(b)	[ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)

             WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  

(6) Citizenship or Place of Organization

                    United States

Number of Shares	(7) Sole Voting Power	3,122 Units
Beneficially Owned by Each	(8) Shared Voting Power
Reporting Person	(9) Sole Dispositive Power	3,122 Units
With	(10) Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    3,122 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

(13) Percent of Class Represented by Amount in Row (11)                     5.20%

(14) Type of Reporting Person (See Instructions)                     OO

(1)  Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            SLCas, L.L.C.
            20-1027865

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a)	[ ]
(b)	[ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)

             AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  

(6) Citizenship or Place of Organization

                    United States

Number of Shares	(7) Sole Voting Power	3,142 Units
Beneficially Owned by Each	(8) Shared Voting Power
Reporting Person	(9) Sole Dispositive Power	3,142 Units
With	(10) Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    3,142 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

(13) Percent of Class Represented by Amount in Row (11)                     5.24%

(14) Type of Reporting Person (See Instructions)                     OO

(1)  Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            Sandra L. Castetter

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a)	[ ]
(b)	[ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)

             AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  

(6) Citizenship or Place of Organization

                    United States

Number of Shares	(7) Sole Voting Power	3,142 Units
Beneficially Owned by Each	(8) Shared Voting Power
Reporting Person	(9) Sole Dispositive Power	3,142 Units
With	(10) Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    3,142 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

(13) Percent of Class Represented by Amount in Row (11)                     5.24%

(14) Type of Reporting Person (See Instructions)                     IN

Item 1. Security and Issuer.

         This Schedule 13D relates to units of limited partnership interests (“Units”) of Boston Financial Qualified Housing Tax Credits L. P. II, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 101 Arch Street, Boston, Massachusetts 02110.

Item 2. Identity and Background.

         This Schedule 13D is filed by Park G.P., Inc., a Missouri corporation (“Park”), Paco Development, L.L.C., a Missouri limited liability company (“Paco”), SLCas, L.L.C., a Missouri limited liability company (“SLCas”) and Sandra L. Castetter (“Ms. Castetter”). Park, Paco, SLCas and Ms. Castetter are sometimes collectively referred to as the “Reporting Persons” in this Schedule 13D.

         The address of Park’s principal office is 104 Armour, North Kansas City, Missouri 64116. The address of Paco’s principal office is PO Box 34729, North Kansas City, Missouri 64116. SLCas is the sole member of Paco and the sole shareholder of Park. SLCas has its principal office at 104 Armour, North Kansas City, Missouri 64116. SLCas’s sole member is Ms. Castetter, who is a citizen of the United States and whose personal residence is located at 4217 N. Hickory Lane, Kansas City, Missouri 64116. The principal business of Park, Paco and SLCas is investing in limited partnerships such as the Issuer and in other forms of real estate oriented investments, and conducting other activities incidental to that business.

         Below is information concerning certain executive officers and directors of Park, which information is disclosed in accordance with Item 2 and Instruction C to Schedule 13D. Ms. Robinson, Mr. Alvey and Mr. Watson are sometimes collectively referred to as the “Officers” in this Schedule 13D.

Christine Robinson (“Ms. Robinson”), a United States citizen, is President of Park, and serves as Secretary for (i) Maxus Properties, Inc., a Missouri corporation located at 104 Armour, North Kansas City, Missouri 64116 (“Maxus Properties”) and (ii) Maxus Realty Trust, Inc., a Missouri corporation located at 104 Armour, North Kansas City, Missouri 64116 (“MRTI”). Maxus Properties principal business is real estate management, and MRTI’s principal business is investing in apartment complexes. Additionally, Ms. Robinson is a manager of Paco and SLCas.

John W. Alvey (“Mr. Alvey”), a United States citizen, serves as Vice-President of Park. Mr. Alvey also serves as Vice President and Chief Financial and Accounting Officer of MRTI. MRTI’s principal business is investing in apartment complexes. Mr. Alvey also has served as Executive Vice President of Maxus Properties since 1988.

David E. Watson (“Mr. Watson”), a United States citizen, is the sole director of Park. Since January 2004, Mr. Watson has been Managing Member of Corporate Equity Partners. Corporate Equity Partners is located at 104 Armour, North Kansas City, Missouri 64116, and its primary business is private equity investments.

         During the past five years, the Reporting Persons and Officers have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The total amount of funds used by the Reporting Persons to acquire the 3,142 Units reported in this Schedule 13D was $77,267.50. All 3,142 Units were acquired by Paco and Park with funds from cash capital contributions.

Item 4. Purpose of the Transaction.

         The Reporting Persons acquired the Units to obtain an equity interest in the Issuer, for investment purposes. In the future, the Reporting Persons currently intend to acquire additional Units. Any such acquisition may be made through private purchases, through one or more tender or exchange offers or by any other means deemed advisable by the Reporting Persons. The Reporting Persons also may consider selling some or all of the Units it owns, either directly or by a sale of one or more interests in the Reporting Persons, depending upon liquidity, strategic, tax and other considerations.

         The Reporting Persons do not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Issuer and do not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Issuer. However, these plans could change at any time in the future.

Item 5. Interest in Securities of the Issuer.

         (a)  and (b). The information contained on the cover pages to this Schedule 13D is incorporated by reference.

         As of April 1, 2005, SLCas, as the sole member of Paco and the sole shareholder of Park, is the beneficial owner of 3,142 Units, or approximately 5.24% of the 60,000 Units believed to be outstanding. Ms. Castetter, as the sole member of SLCas is the beneficial owner of the same number of Units. Each other individual Reporting Person disclaims any indirect beneficial ownership of Units owned by other individual Reporting Persons resulting solely from the existence of a group.

         (c)  Except as set forth in Item 4, no Units were acquired or disposed of in the last sixty days by the Reporting Persons.

         (d)  No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Units other than the Reporting Persons identified in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Units, including, but not limited to, transfer or voting of any such Units, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         99.1 Joint Filing Agreement

SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PARK G.P., INC.

By: /s/ Christine Robinson
Christine Robinson, President

Dated: April 28, 2005

PACO DEVELOPMENT, L.L.C.

By: /s/ Christine Robinson
Christine Robinson, Manager

Dated: April 28, 2005

SLCas, L.L.C.

By: /s/ Christine Robinson
Christine Robinson, Manager

Dated: April 28, 2005

/s/ Sandra L. Castetter
Sandra L. Castetter

Dated: April 28, 2005

EXHIBIT INDEX

         99.1 Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L. P. II, beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together will constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date(s) set forth below.

PARK G.P., INC.

By: /s/ Christine Robinson
Christine Robinson, President

Dated: April 28, 2005

PACO DEVELOPMENT, L.L.C.

By: /s/ Christine Robinson
Christine Robinson, Manager

Dated: April 28, 2005

SLCas, L.L.C.

By: /s/ Christine Robinson
Christine Robinson, Manager

Dated: April 28, 2005

/s/ Sandra L. Castetter
Sandra L. Castetter

Dated: April 28, 2005